EXHIBIT 99.1

Mogo Reports Second Quarter 2021
Financial Results & Provides FY2022 Outlook

Member base grows 63% to 1.7 million at quarter end

Subscription and services revenue growth accelerates to 81% year over year reaching a record $8.2 million

Second quarter revenue grew 29% year over year to $13.7 million

Company increases Q4 2021 subscription and services revenue growth outlook to 100%-110% and introduces FY2022 revenue guidance

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, August 11, 2021 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”), a digital payments and financial technology company, today announced its financial and operational results for the second quarter ended June 30, 2021.

Second Quarter Financial Highlights
(All comparisons are relative to the three-month period ended June 30, 2020 unless otherwise stated)

•	Revenue increased 29% to $13.7 million.
•	Subscription and services revenue growth accelerated, up 81% year over year to a record $8.2 million (60% of total revenue).
•	Record gross profit of $12.1 million; gross profit margin of 88.5%, versus 90.7%.
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Adjusted EBITDA loss of $3.0 million, compared to Adjusted EBITDA gain of $5.2 million in the same period last year. The decrease was driven primarily by a significant increase in product and technology development for the Company’s upcoming new product & app launch, MogoTrade, in addition to increased sales & marketing investment as we expand our growth investments for MogoCard and our B2B payments business, Carta Worldwide.

•	Net income of $9.0 million, driven by a $24.9 million gain on the Coinsquare investment, compared with a net loss of $1.6 million.
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Strong financial position with combined cash, investments and digital assets at quarter end of $75.8 million. This amount excludes Mogo’s approximate $110 million investment in one of Canada’s leading crypto exchanges, Coinsquare.

“In 2021, through strategic acquisitions and investments, we have accelerated our plans to build the most comprehensive money app in Canada with a range of mobile-first solutions to help Canadians borrow, save, invest and build wealth,” said David Feller, Mogo’s Founder and CEO. “Our acquisition of Moka, pending acquisition of Fortification and our strategic investment in Coinsquare all greatly strengthen our product capabilities and expertise in digital saving, investing and wealth management. With these new assets, we are prioritizing the launch of MogoTrade, a free stock trading platform we expect to be live by the end of 2021. This new product, along with an expanded wealth management offering in 2022, will greatly expand our market opportunity and revenue potential in 2022 and beyond.”

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“Mogo achieved very strong results for the quarter led by accelerating subscription & services revenue growth and record gross profit. These results were driven by multiple products along with the expansion of our platform, following the acquisition of investing solution Moka alongside our previous acquisition of digital payments company Carta,” said Greg Feller, President and CFO of Mogo. “We expect this strong momentum to continue for the rest of the year, which, along with the high recurring revenue nature of our business, allowed us to raise our guidance for subscription and services year over year revenue growth to a range of 100% to 110% for Q4 2021. We also continued to increase our investments to help support major new product launches including what we expect will be one of Canada’s first free stock trading apps, MogoTrade, along with our continued investment in our digital B2B payments business Carta including its expansion into the U.S.”

Business & Operations Highlights

•	Mogo’s total member base increased by approximately 63% from 1,040,000 to 1,695,000 members, as at June 30, 2020, driven by continued strong organic growth and the acquisition of Moka.
•	MogoCard transaction volume was up over 1,660% year over year.
•	Payment processing volume, through subsidiary Carta, was up 83% over the prior year to $2.0B.
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Between April and June, the Company acquired approximately 39% of Coinsquare, Canada’s leading digital asset trading platform, along with certain option and warrant rights, for total consideration of approximately $110.2 million, comprised of $32.4 million in cash and the issuance of 8.3 million common shares of Mogo. The equity investment in Coinsquare is consistent with our belief in the disruptive capability of cryptocurrencies and its importance in a comprehensive digital wallet for the next generation of Canadians.

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In May 2021, Mogo completed the acquisition of Moka, one of Canada’s leading saving and investing apps. The acquisition expands Mogo’s wealth offering to include saving and investing products and will accelerate the launch of MogoTrade in 2021.

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In May 2021, Mogo entered into a binding letter of intent followed by a definitive share purchase agreement in July 2021, to acquire Fortification Capital Inc. (“Fortification”), a Canadian registered investment dealer and a member of the Investment Industry Regulatory Organization of Canada (“IIROC”). The acquisition will bring IIROC membership and approval as an OEO (order execution only) service provider which is a necessary regulatory requirement for Mogo to offer stock trading to its members. The acquisition is subject to regulatory approval, including the approval of the Toronto Stock Exchange (“TSX”), IIROC and the Québec Autorité des marchés financiers (“AMF”).

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In May 2021, the Company announced a new partnership to provide MogoMembers with exclusive access to crypto and other equity research from FSInsight LLC (“FSI”), a market-leading, independent research firm that is a division of Fundstrat Global Advisors. Under the agreement, Mogo will be the exclusive distributor bringing FSI’s research to Canada’s retail investor market.

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Financial Outlook

Based upon the substantial growth opportunities we see across our core businesses; we expect to continue increasing our growth investments to drive accelerating member and revenue growth in 2021. Specifically, we are revising our financial outlook as follows:

-	We expect year over year growth of 100% to 110% in subscription and services revenue in Q4 2021 (compared to previously communicated target of 80% to 100% growth).
-	We expect total revenues of $70 million to $75 million in fiscal year 2022.
-	We expect improving adjusted EBITDA margin as a percentage of revenue beginning in fiscal year 2022.

1 For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended June 30, 2021.

Conference Call & Webcast

Mogo will host a conference call to discuss its Q1 2021 financial results at 3:00 p.m. EDT on August 11, 2021. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (833) 968-2206 or (778) 560-2782 (International). The webcast can be accessed at http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected.

Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including adjusted EBITDA, adjusted cash net loss and cash operating expenses, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. Please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the quarter ended June 30, 2021 for a reconciliation of these non-IFRS financial measures to the nearest IFRS measures which is available at www.sedar.com and at www.sec.gov.

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Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding the completion of the acquisition of Fortification, including receipt of TSX, IIROC and AMF approval, the launch of MogoTrade, the expansion of Mogo’s wealth management offering, and the continued increase of its growth investments to drive accelerating member and revenue growth in 2021. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo’s control, including the receipt of any required regulatory approval. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo is empowering its more than 1.5 million members with simple digital solutions to help them get in control of their financial health. Through the Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, and get free monthly credit score monitoring, ID fraud protection, and personal loans. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:
Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

US Investor Relations Contact
Lytham Partners, LLC
Ben Shamsian
New York | Phoenix
646-829-9701
shamsian@lythampartners.com

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